Robins, Kaplan, Miller & Ciresi L.L.P.
2800 LaSalle Plaza
800 LaSalle Avenue
Minneapolis, MN 55402-2015

David P. Pinto
(612) 349-8544

February 25, 2005

Via EDGAR

Securities and Exchange Commission
450 - 5th Street N.W.
Judiciary Plaza
Washington, D.C. 20549

  Re:
  Appliance Recycling Centers of America, Inc.
  Registration Statement on Form S-2
  1,682,000 Shares of Common Stock
  Our File No. 123596-0002

Ladies and Gentlemen:

        On behalf of Appliance Recycling Centers of America, Inc. (the "Company"), we are transmitting for filing via EDGAR the Company's Registration Statement on Form S-2 under the Securities Act of 1933, as amended. The Registration Statement is being filed to register the resale by certain selling shareholders of shares of common stock that were previously issued to the selling shareholders in private transactions.

        The Company has transmitted the registration fee by wire transfer to the Mellon Bank in Pittsburgh, Pennsylvania.

        If you have any questions regarding this filing, please contact me at (612) 349-8544.

                      Sincerely,

                      ROBINS, KAPLAN, MILLER & CIRESI L.L.P.

                      /s/  DAVID P. PINTO

                      David P. Pinto

DPP/mrs

Enclosures